UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

WORLD SURVEILLANCE GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98157K100

(CUSIP Number)

Raymer F. Maguire III

605 East Robinson Street Suite 140

Orlando, FL  32801

(407) 228-9522

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

(Amendment No. _)

CUSIP NO. 98157K100

1	NAME OF REPORTING PERSON Raymer F. Maguire III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) X*
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 6,643,947 **
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 6,643,947 **
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,201,708 ***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%****
14	TYPE OF REPORTING PERSON IN

* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

*** Includes 5,428,570 shares issuable upon exercise of fully vested warrants.

****Calculated after including the above referenced shares of Common Stock issuable upon exercise of fully-vested warrants in the numerator and the denominator.

 CUSIP NO. 98157K100

1	NAME OF REPORTING PERSON Corry M. Maguire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) X*
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	7	SOLE VOTING POWER 1,048,804
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 1,048,804
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,201,708 ***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%****
14	TYPE OF REPORTING PERSON IN

* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

*** Includes 5,428,570 shares issuable upon exercise of fully vested warrants.

****Calculated after including the above referenced shares of Common Stock issuable upon exercise of fully-vested warrants in the numerator and the denominator.

 CUSIP NO. 98157K100

1	NAME OF REPORTING PERSON Susan Dean Herman Maguire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) X*
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	7	SOLE VOTING POWER 6,277,652
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 6,277,652
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,201,708 ***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%****
14	TYPE OF REPORTING PERSON IN

* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

*** Includes 5,428,570 shares issuable upon exercise of fully vested warrants.

****Calculated after including the above referenced shares of Common Stock issuable upon exercise of fully-vested warrants in the numerator and the denominator.

 CUSIP NO. 98157K100

1	NAME OF REPORTING PERSON Ferrell S. Maguire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) X*
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	7	SOLE VOTING POWER 1,230,763
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 1,230,673
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,201,708 ***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%****
14	TYPE OF REPORTING PERSON IN

* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

*** Includes 5,428,570 shares issuable upon exercise of fully vested warrants.

****Calculated after including the above referenced shares of Common Stock issuable upon exercise of fully-vested warrants in the numerator and the denominator.

 CUSIP NO. 98157K100

1	NAME OF REPORTING PERSON Raymer F. Maguire Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) X*
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
	7	SOLE VOTING POWER 14,000,542**
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 14,000,542**
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,201,708 ***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%****
14	TYPE OF REPORTING PERSON IN

* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** This amount includes 5,428,570 shares issuable upon exercise of fully-vested warrants.

*** Includes 5,428,570 shares issuable upon exercise of fully vested warrants.

****Calculated after including the above referenced shares of Common Stock issuable upon exercise of fully-vested warrants in the numerator and the denominator.

Item 1. Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.0001 per share (the “Common Stock”), of World Surveillance Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is State Road 405, Building M6-306A, Room 1400, Kennedy Space Center, FL 32815.

Item 2.   Identity and Background.

(a)-(c)	This statement is filed by Raymer F. Maguire III (the "Reporting Person"), with a business address at 605 East Robinson Street Suite 140 Orlando, FL 32801.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

Personal funds were used to purchase the securities described herein.

Item 4. Purpose of Transaction.

The Reporting Person acquired the securities referenced in Item 3 above solely for the purpose of investment.

The Reporting Person intends to review his investment in the Company from time to time. Subject to the limitations set forth herein and depending upon (i) the price and availability of the Common Stock, (ii) subsequent developments affecting the Company, (iii) the Company’s business and prospects, (iv) other investment and business opportunities available to the Reporting Persons, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, the Reporting Persons may decide to convert and/or exercise all or a portion of the Warrant, or other warrants or stock options held by the Reporting Person and/or increase or decrease the size of his investment in the Company and/or make a proposal with respect to a recapitalization of the Company or similar transaction.

Except as described in this Schedule 13D, the Reporting Persons has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

Item 5. Interest in Securities of the Issuer.

(a)  and (b)         As of November 4, 2011, there were 403,374,819 shares of Common Stock issued and outstanding as set forth in the Form 10-Q filed by the Issuer for the period ending September 30, 2011.

Raymer F. Maguire III, the Reporting Person, is the sole owner of 6,643,947 shares of the Issuer’s common stock. The Reporting person is also the:

i.	husband of Susan Dean Herman Maguire who is the sole owner of 6,227,652 shares of the Issuer’s Common Stock.
ii.	Father of Corry M. Maguire who is the sole owner of 1,048,804 shares of the Issuer’s common stock.

iii.	Father of Ferrell S. Maguire who is the sole owner of 1,230,763 shares of the Issuer’s common stock.
iv.	Trustee of the Raymer F. Maguire Trust which is the sole owner 14,000,542 shares of the Issuer including 5,428,570 fully vested warrants to purchase an equal number of shares of the Issuer’s common stock.

(c)           Except as set forth in this Statement, there have been no sales or purchases with respect to the Issuer's Shares effected during the past sixty days by any of the Reporting Persons listed in (a) above.

(d)           No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, his shares of Common Stock.

(e)           Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.  Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February __, 2012	/S/ RAYMER F. MAGUIRE III
Raymer F. Maguire III